

June 22, 2010

Ljubisa Vujovic, President
Toron, Inc.
1207 Royal Road
Toronto, ON
Canada M9a 4B5

> **Re: Toron, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 28, 2010**
> **File No. 333-165539**

Dear Mr. Vujovic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated April 15, 2010. Please expand your business disclosure to indicate the status of your applications, the costs associated with being a reseller as well as the parameters required by those entities in granting reseller status. Please also discuss the development of your website, including whether it is being developed by a third party.

Products and Services, page 21

2. Please expand this section to further describe your intended business activities. In this regard, please define the meaning of "cash parking" and indicate why you believe your products will be competitive in the market place. You indicate in the "Competition" section that your products will be "full featured" and "fully integrated." Please describe these features and discuss why your product will differ from those offered by established competitors. Please provide specific details regarding your intended activities, including

Mr. Vujovic's 10-20 hours per week, your outreach plan for businesses, your intended purchases of domain names and your marketing program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jill Arlene Robbins, Esq.